EXHIBIT 1










            CLINICAL MICROSYSTEMS, INC.  (AN S CORPORATION)
            -----------------------------------------------

            FINANCIAL STATEMENTS FOR THE YEARS ENDED
            DECEMBER 31, 1996 AND 1995 AND
            INDEPENDENT AUDITORS' REPORT

EICHEN & DIMEGLIO, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

                                                                 1 Dupont Street
                                                       Plainview, New York 11803
                                                             Tel. (516) 576-3333
                                                             Fax. (516) 576-3342




INDEPENDENT AUDITORS' REPORT


To the stockholder of
Clinical MicroSystems, Inc.:

We have audited the accompanying balance sheets of Clinical MicroSystems, Inc. (the "Company"), an S Corporation, as of December 31, 1996 and 1995 and the related statements of income and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



/s/ EICHEN & DIMEGLIO, P.C.

February 28, 1997


CLINICAL MICROSYSTEMS, INC.  (An S Corporation)
-------------------------------------------------------------------------------

BALANCE SHEETS
DECEMBER 31, 1996 AND 1995
-------------------------------------------------------------------------------


A S S E T S                                                   NOTES               1996               1995
-----------                                                  -------          --------------     --------------

CURRENT ASSETS:
Cash                                                                        $        35,921    $         8,737
Accounts receivable, net of allowance for
     doubtful accounts of $24,650 and $7,123:
       Billed                                                                       368,145            236,771
       Unbilled                                                                      84,945            126,101
Prepaid expenses                                                                      3,682                569
                                                                              --------------     --------------
Total current assets                                                                492,693            372,178

LONG-TERM ACCOUNT RECEIVABLE                                    2                   300,000                  0

FIXED ASSETS - NET                                             2,3                   24,099              4,548

COMPUTER SOFTWARE COSTS - NET                                  2,4                  103,828             85,679

                                                                              --------------     --------------

TOTAL ASSETS                                                    5           $       920,620    $       462,405
                                                                              ==============     ==============


LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------

CURRENT LIABILITIES:
Accounts payable and accrued expenses                                       $       118,321    $       110,135
Current portion of deferred revenue                             2                   112,519             46,766
Current portion of long-term debt                               5                    19,265             42,500
                                                                              --------------     --------------
Total current liabilities                                                           250,105            199,401
                                                                              --------------     --------------

DEFERRED REVENUE                                                2                   300,000                  0
                                                                              --------------     --------------

LONG-TERM DEBT                                                  5                    13,225             17,500
                                                                              --------------     --------------

COMMITMENTS                                                     6

STOCKHOLDER'S EQUITY:
Common stock, no par value, 200 shares
    authorized, issued and outstanding                                               15,000             15,000
Retained earnings                                                                   342,290            230,504
                                                                              --------------     --------------

Total stockholder's equity                                                          357,290            245,504
                                                                              --------------     --------------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                  $       920,620    $       462,405
                                                                              ==============     ==============






-------------------------------------------------------------------------------
See notes to financial statements.


CLINICAL MICROSYSTEMS, INC.  (An S Corporation)
-----------------------------------------------------------------------------

STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
-----------------------------------------------------------------------------


                                                           NOTES                 1996                1995
                                                          -------            --------------     ---------------


NET SALES                                                    2             $     1,758,645    $      1,131,470

COST OF SALES                                                4                     432,858             332,324
                                                                             --------------     ---------------

GROSS PROFIT                                                                     1,325,787             799,146

OPERATING EXPENSES                                                               1,031,460             729,956
                                                                             --------------     ---------------

INCOME FROM OPERATIONS                                                             294,327              69,190

INTEREST EXPENSE                                             5                       5,240               7,666
                                                                             --------------     ---------------

INCOME BEFORE PROVISION FOR
  STATE INCOME TAXES                                                               289,087              61,524

PROVISION FOR STATE INCOME TAXES                             2                         325                 325
                                                                             --------------     ---------------

NET INCOME                                                                         288,762              61,199

RETAINED EARNINGS, beginning of year                                               230,504             182,848

DISTRIBUTIONS TO STOCKHOLDER                                                     (176,976)            (13,543)
                                                                             --------------     ---------------

RETAINED EARNINGS, end of year                                             $       342,290    $        230,504
                                                                             ==============     ===============









-------------------------------------------------------------------------------
See notes to financial statements.



CLINICAL MICROSYSTEMS, INC.  (An S Corporation)
--------------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------------


                                                                              1996                1995
                                                                          --------------      --------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                              $       288,762     $        61,199
Adjustment to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization                                                    92,053              75,548
Changes in operating assets and liabilities:
     Accounts receivable - net                                                  (90,218)            (45,093)
     Prepaid expenses and other current assets                                   (3,113)             10,947
     Accounts payable and accrued expenses                                        8,186              (5,474)
     Deferred revenue                                                            65,753              18,916
                                                                          --------------      --------------

Net cash provided by operating activities                                       361,423             116,043
                                                                          --------------      --------------

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment                                              (27,520)             (2,405)
Capitalized computer software costs                                            (102,233)           (107,017)
                                                                          --------------      --------------
Net cash used in investing activities                                          (129,753)           (109,422)
                                                                          --------------      --------------

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES:
Long-term debt:
     Proceeds                                                                    16,320              20,000
     Reduction                                                                  (43,830)                  0
Reduction of capital lease obligation                                                 0              (4,341)
Distributions to stockholder                                                   (176,976)            (13,543)
                                                                          --------------      --------------
Net cash (used in) from financing activities                                   (204,486)              2,116
                                                                          --------------      --------------

NET INCREASE IN CASH                                                             27,184               8,737

CASH, beginning of year                                                           8,737                   0
                                                                          --------------      --------------

CASH, end of year                                                       $        35,921     $         8,737
                                                                          ==============      ==============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for interest                                  $         5,414     $         7,667
                                                                          ==============      ==============

Cash paid during the year for income taxes                              $           325     $           325
                                                                          ==============      ==============

Recording of long-term account receivable and deferred                  $       300,000
revenue
                                                                         ===============




-------------------------------------------------------------------------------
See notes to financial statements.

CLINICAL MICROSYSTEMS, INC. (An S Corporation)
-------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



1. ORGANIZATION AND BUSINESS DESCRIPTION

Clinical MicroSystems, Inc. (the "Company") was incorporated during April 1992 as a subchapter S corporation. The Company is engaged in the design, development and marketing of communications and information management software products for the medical industry.

During February 1997, the Company entered into a definitive agreement providing for the sale of substantially all of its assets and business (see Note 7).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION
Revenue from the sale of software licenses, in which no or insignificant vendor obligations exist and collectibility is probable, is recognized upon shipment to the customer. There is no right of return for software licenses.

Post contract customer support ("PCS"), which includes telephone support and product enhancements, is sold separately from software licenses. Revenue from PCS is recognized ratably over the period of the agreement (typically 1 year) as the services are provided.

Revenue from the sale of peripheral hardware is recognized upon the shipment to the customer. There is no right of return for hardware sales.

DEFERRED REVENUE
The current portion of deferred revenue represents advance billings to customers for PCS for periods subsequent to the respective year end. The long-term deferred revenue at December 31, 1996 consists of $300,000 due from a customer for which collectibility is uncertain. Pursuant to the terms of an agreement with such customer, the Company has extended payment until January 1998 and accordingly, has recorded a long-term account receivable in the 1996 balance sheet. Upon receipt of the amount due from this customer, the Company will record the related revenue.

FIXED ASSETS
Fixed assets are stated at cost. Depreciation of fixed assets is provided on a straight-line basis over estimated useful lives of three years.

COMPUTER SOFTWARE COSTS
The Company capitalizes computer software development costs upon the establishment of the technological feasibility of a product to the extent that such costs are expected to be recovered through future sales of the products. These costs are amortized on the straight-line method over an estimated useful life of three years.

RESEARCH AND DEVELOPMENT COSTS
The Company charges all costs incurred to establish the technological feasibility of a product or enhancement to research and development expense.

INCOME TAXES
The Company has elected to be treated as a subchapter S corporation for federal and state tax purposes and, accordingly, the taxable income of the Company is included in the gross income of its stockholder and no income tax is imposed on the Company . The provision for state income taxes consists of minimum taxes.

CONCENTRATIONS
The Company's sales consist principally of several software products and peripheral hardware to medical laboratories located throughout the United States. During the year ended December 31, 1996 sales to two customers aggregated approximately 34 percent of net sales.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Significant estimates included in the accompanying financial statements are costs capitalized as computer software for product development and the related amortization period of three years (see Note 4). Actual amounts could differ from those estimates.

3. FIXED ASSETS - NET

Fixed assets at December 31, 1996 and 1995 consist of the following:

                                                        1996            1995
                                                      -------         -------

Computer equipment                                    $15,889         $15,889
Equipment held under capital leases                     7,987           7,987
Vehicles                                               27,520               0
                                                      -------         -------
Total                                                  51,396          23,876
Less accumulated depreciation and amortization        (27,297)        (19,328)
                                                      -------         -------

Fixed assets - net                                    $24,099         $ 4,548
                                                      =======         =======

The equipment held under capital leases was fully amortized during 1995.

4. COMPUTER SOFTWARE COSTS

The Company capitalized $102,233 and $107,017 of costs incurred during 1996 and 1995, respectively, principally to develop product enhancements. Related amortization expense in 1996 and 1995 aggregated $84,084 and $70,696, respectively, and is included in cost of sales in the accompanying statement of income and retained earnings.

5. LONG-TERM DEBT

Long-term debt at December 31, 1996 and 1995 consists of the following:

                                                                                            1996              1995
                                                                                          --------          -------
     /bullet/ Note payable to bank with interest at 2 percent
              above the bank's prime rate per annum (8.5 percent
              and 8.25 percent at December 31, 1996 and 1995),
              due in equal monthly principal installments of $2,500
              plus interest through February 1997.                                        $  5,000          $35,000

     /bullet/ Note payable to bank with interest at 2 percent
              above the bank's prime rate per annum, due in
              equal monthly principal installments of $1,042
              plus interest through December 1997.                                          12,500           25,000

     /bullet/ Note payable to bank with interest at 9.95 percent per annum, due in monthly installments of  $278
             (including interest) through March 1999 and a
              final balloon payment of $10,634.                                             14,990                0
                                                                                          --------          -------

      Total                                                                                 32,490           60,000
      Less current portion                                                                 (19,265)         (42,500)
                                                                                          --------          -------

      Long-term debt                                                                       $13,225          $17,500
                                                                                          ========          =======

Long-term debt matures in aggregate principal amounts of $19,265, $2,117 and $11,108 during the years ending December 31, 1997, 1998 and 1999, respectively.

Substantially all of the Company's assets are pledged as collateral to the notes payable to bank.

6. COMMITMENTS

LEASES
The Company is obligated under noncancelable operating leases for the rental of its office space and computer equipment. The lease for office space contains customary escalation clauses and expires in June 1997.

Future minimum lease payments for years subsequent to December 31, 1996 under such operating leases are as follows:

Year ending December 31,

1997                                                          $18,868
1998                                                            7,591
1999                                                            3,675
                                                              -------

Total                                                         $30,134
                                                              =======


Rent expense for the years ended December 31, 1996 and 1995 aggregated approximately $26,902 and $38,533, respectively.

7. SUBSEQUENT EVENT

During February 1997, the Company entered into a definitive agreement with ProxyMed, Inc. ("ProxyMed") providing for the acquisition of substantially all of the assets and assumption of liabilities of the Company. Under the terms of such agreement, the Company would receive an aggregate of $6 million in cash and restricted common stock of ProxyMed over a two year period commencing from the closing date. Consummation of the transaction is subject to certain customary conditions.



-------------------------------------------------------------------------------